Mail Stop 3561

May 21, 2008

Peter I. Lynch, President
Winn-Dixie, Inc.
5050 Edgewood Court
Jacksonville, FL 32224-3699

> **Re:** **Winn-Dixie, Inc.**
> **Form 10-K for Fiscal Year Ended June 27, 2007**
> **Filed August 28, 2007**
> **Written Response Filed April 25, 2008**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed September 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended April 2, 2008**
> **Filed May 12, 2008**
> **File No. 1-3657**

Dear Mr. Lynch:

      We have reviewed your response to our letter dated March 17, 2008 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended June 27, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. We note your response to comment 1 in our letter dated March 17, 2008. Please provide the referenced overview and your proposed disclosures to fully address Item 303 of Regulation S-K.

Definitive Proxy Statement filed on Schedule 14A

Annual Incentive Plan Bonus, page 20

2. We note your response to comment 12 in our letter dated March 17, 2008. Please discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goals.

Certain Relationships and Related Transactions, page 43

3. We note your response to comment 15 in our letter dated March 17, 2008. Please detail your policy for reviewing and approving related party transactions. Further, we note your response concerning the lease. It would appear that the lease should be filed in accordance with Item 601(b)(10)(ii)(A) unless the lease is immaterial in amount or significance. In addition, please file all related party contracts as exhibits or confirm to us that they all have been filed.

Form 10-Q for Fiscal Quarter Ended April 2, 2008

Results of Operations, page 21

Gross Profit on Sales, page 22

4. You indicate in your response to comment 2 of our letter dated March 17, 2008, and in your current Form 10-Q, that sales and gross margin as a percentage of sales were not affected by any fresh start reporting and as such, there would be no pro forma adjustments. To the extent, there are no fresh start adjustments, the combination of the predecessor and successor periods would be tantamount to a pro forma presentation for the period; to which we would not object. Therefore we would not object to your discussion of the combined successor and predecessor results of operations to the extent *neither* period would be impacted by fresh start adjustments. You indicate in your discussion on page 22 of your most recent Form 10-Q that there was inventory liquidation in the prior year that negatively affected the comparisons of your margin to the current year. It appears if the adjustment to eliminate the LIFO reserve was made as of the beginning of the 40 week period ending April 4, 2007, the positive effect of the inventory liquidation on the prior comparative period would not have existed. If our analysis is incorrect, please clarify it. If not, we believe your combination of cost of sales would be similar to amortization and depreciation and should be discussed on a similar basis.

*****

Peter I. Lynch
Winn-Dixie, Inc.
May 21, 2008
Page 3

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Scott Stringer, Accountant, at (202) 551-3272 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

      Sincerely,

      H. Christopher Owings
      Assistant Director